

Mail Stop 4720

June 7, 2016

Via E-mail
Ruediger Adolf
Chief Executive Officer
Focus Financial Partners Inc.
825 Third Avenue, 27th Floor
New York, NY 10022

> **Re:** **Focus Financial Partners Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 25, 2016**
> **CIK No. 0001651052**

Dear Mr. Adolf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Tax Receivable Agreement, page 58

1.   We note that in the event of a "deemed" realization of tax savings, or a "deemed" acquisition, the TRA holders are entitled to 85% of the net cash savings. Please revise this section to discuss when an acquisition or tax savings would be deemed to have occurred, and identify the document or party that makes the determination to deem that an event or savings had occurred.

Ruediger Adolf
Focus Financial Partners Inc.
June 7, 2016
Page 2

You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: J. Russell McGranahan, Esq.
        Brenda K. Lenahan, Esq.